UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 000-54930

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K   ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR

For Period Ended:  August 31, 2013

☐          Transition Report on Form 10-K

☐          Transition Report on Form 20-F

☐          Transition Report on Form 11-K

☐          Transition Report on Form 10-Q

☐          Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:	Rainbow International, Corp.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	Besiktas Emiran CAD. Naki Cendere Apt. No. 88/4

City, State and Zip Code:	Istanbul, Turkey

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Corporation was not able to timely complete its financial statements to electronically file the required form.

PART IV  -  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

J.M. Walker & Associates Attorneys at Law	(303) 850-7637
(Name)	(Area Code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s): ☐ Yes ☒ No: The Form 10-K for the year ended May 31, 2013 has not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rainbow International, Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 15, 2013	By:	/s/ Donald Perks
Donald Perks Chief Executive Officer